EXHIBIT 4.16

DESCRIPTION OF REGISTRANT’S SECURITIES
As of the date of the Annual Report on Form 10‑K of which this Exhibits is part, Franklin Resources, Inc., a Delaware corporation (hereinafter, the “Company”), had one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, par value $0.10 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock, as well as certain related additional information.
General. The Company has authority to issue 1,000,000,000 shares of Common Stock, and 1,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”), issuable in one or more series from time to time by resolution of the Company’s Board of Directors (the “Board”).
Voting Rights. Holders of Common Stock are entitled to one vote for each share held of record and are vested with all of the voting power, except as the Board may provide in the future with respect to any class or series of Preferred Stock that it may authorize in the future. Any action to be taken at a meeting of the stockholders may be taken without a meeting by written consent.
Dividend Rights. Holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board out of any funds legally available for dividends, subject to the preferences applicable to any shares of Preferred Stock outstanding at the time.
No Preemption, Conversion or Redemption Rights; No Sinking Fund Provisions. Shares of Common Stock are not redeemable and have no subscription, conversion or preemption rights. There are no sinking fund provisions.
Right to Receive Liquidation Distributions. Holders of Common Stock are entitled, upon liquidation, to share ratably in all assets remaining after payment of liabilities.
Anti-Takeover Effects of the Certificate of Incorporation and Bylaws. The provisions of the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”) described below may have the effect of delaying, deferring or preventing a change in control of the Company:

•	Board may adopt, amend or repeal bylaws without stockholder approval;

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the Bylaws specify advanced notice procedures that stockholders must follow in order to bring business at an annual or special meeting of stockholders, and proxy access procedures for director nominations at annual meetings;

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the Bylaws provide that the Chairman of the Board or the Chief Executive Officer of the Company shall call a special meeting of stockholders upon the written request of a stockholder, or group of stockholders, owning not less than 25% of the outstanding capital stock of the Company continuously for at least one year, provided that the stockholder or stockholders satisfy the procedural requirements specified in the Bylaws;

•	the Bylaws otherwise limit the ability to call special meetings of stockholders to the Board or the Chairman of the Board;

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vacancies on the Board can be filled by a majority vote of the remaining members of the Board, even where less than a quorum, or by decision of a sole remaining director, or by a vote of the stockholders required for the election of directors generally;

•	the Board is authorized to issue Preferred Stock without stockholder approval; and

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the Company is incorporated in Delaware and is thus subject to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), including Section 203 of the DGCL regarding business combinations with an interested stockholder.

The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Incorporation and Bylaws. For additional information we encourage you to read the Certificate of Incorporation and Bylaws, including amendments, all of which are exhibits to the Company’s Annual Report on Form 10‑K, and applicable provisions of the DGCL.